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                     COMMONWEALTH OF THE BAHAMAS
                     New Providence

                     DATED the 7th day of December, 2004

                     BETWEEN:-

                        THE GOVERNMENT OF THE
                     COMMONWEALTH OF THE BAHAMAS

                                 and

                    KERZNER INTERNATIONAL LIMITED

                         SECOND SUPPLEMENT
                                TO
                        HEADS OF AGREEMENT

COMMONWEALTH OF THE BAHAMAS
New Providence

THIS SECOND SUPPLEMENT TO HEADS OF AGREEMENT is made the 7"' day of December, 2004.

BETWEEN :

(1)      THE GOVERNMENT OF THE COMMONWEALTH OF THE BAHAMAS  represented  herein by, WENDELL MAJOR,  Secretary of the National Economic Council, (hereinafter called "the Government") and;

(2)      KERZNER  INTERNATIONAL  LIMITED a company  incorporated  under the laws of and having its registered office in the  Commonwealth  of The Bahamas,  to include its relevant  subsidiaries  and  affiliates at every tier,  represented  herein by HOWARD B. KERZNER,  Chief  Executive  Officer  (hereinafter  called
"Kerzner").

RECITALS

WHEREAS : -

A.       The Government  and Kerzner are parties to a Heads of Agreement  dated the 26`" day of May, 2003, as amended by a Supplemental Agreement dated 3`" May, 2004, (together,  as amended,  referred to herein as "the 2003 HOA").  Unless otherwise  defined herein,  all capitalized  terms used in this Supplement shall have the meanings given to them in the 2003 HOA;

B.       In  consideration  of the continued  expansion and  segmentation  of the resort market,  Kerzner has decided to reconfigure  its Phase III product in order to take advantage of the latest market
         trends,   which  has  witnessed  the  introduction  of  higher-end   `All-Suite'   hotel  and
         `Condo-Hotel'  products,  the  introduction  of which will be a new  product  for The Bahamas tourism  market,  and  will put the  destination  at the  forefront  of this  trend  and in a position to compete more effectively with its principal rival markets of Orlando,  Disney and
         Las Vegas.

C.       While the key economic impacts, including the minimum investment of $1.0 billion and the minimum of 3,000 new permanent jobs for Bahamians contemplated  by the 2003 HOA will be met,  there will also be an increase in the  economic benefits to The Bahamas from the newly  configured project, as projected  in an economic impact study dated  November  2004,  and therefore the parties have agreed to amend the 2003 HOA to reflect the modifications to the resort product as hereinafter contained.

NOW THIS SECOND SUPPLEMENT WITNESSETH in consideration of the premises as follows:-

1.     MODIFICATION OF HOTEL PRODUCT

Kerzner and the Government  hereby agree that the New Hotel and Facilities  shall include a 600-room,
All-Suite  hotel  ("the  All-Suite  Hotel")  and  a  400-room   Condo-Hotel  ("the  Condo-Hotel")  in
substitution  for the 1,500-room  hotel  contemplated by the 2003 HOA, and the definition of "the New
Hotel and  Facilities"  shall be amended  accordingly.  Kerzner  will  commence  construction  of the
All-Suite hotel by 30"' April,  2005, with  substantial  completion of construction in December 2006, and shall  commence  construction  of the  Condo-Hotel  by 31S` December,  2005,  with  completion of construction during 2007.

2.     GOLF COURSE

Having conducted  extensive  environmental  studies,  and in consideration of the  environmental  and other  complexities  of  designing  and  constructing  a golf course on Athol  Island,  Kerzner  will postpone commencement of construction on this element to occur no later than 31st December, 2005.

3.     REDUCTION OF INCENTIVES

Paragraph 11 of the 2003 HOA shall be deleted and replaced in its entirety by the following:

"11.1 In the event that Kerzner  determines not to proceed with the Condo-Hotel and New Golf Course, and the
      Government and its agencies having complied with all of their obligations hereunder,  the value of the incentives granted by paragraph 3.2 hereof, and the Joint Marketing  contribution committed by the  Government  in  paragraph  8.1 hereof shall be reduced (to reflect the lower  investment  and economic benefit to The Bahamas) as follows:

------------ ----------------------------------- -----------------------------------
                                                    Reduction in Joint Marketing
              Reduction in Casino Concessions      Contribution made pursuant to
    YEAR     granted pursuant to paragraph 3.2             paragraph 8.1
------------ ----------------------------------- -----------------------------------
    2009               $3,248,787.00                       $2,300,000.00
------------ ----------------------------------- -----------------------------------
    2010               $3,411,226.00                        $2,300,00.00
------------ ----------------------------------- -----------------------------------
    2011               $3,581,787.00
------------ ----------------------------------- -----------------------------------
    2012               $3,760,877.00
------------ ----------------------------------- -----------------------------------
    2013               $3,948,920.00
------------ ----------------------------------- -----------------------------------
    2014               $4,146,366.00
------------ ----------------------------------- -----------------------------------
    2015               $4,353,685.00
------------ ----------------------------------- -----------------------------------
    2016               $4,571,369.00
------------ ----------------------------------- -----------------------------------
   Totals              $31,023,017.00                      $4,600,000.00
------------ =================================== ===================================

11.2 The incentives and agreements contained or referred to herein shall otherwise remain in full force and effect.

11.3 Kerzner shall  provide to the  Government,  through the  Secretary to the National  Economic
         Council  with a copy to the  Permanent  Secretary,  Ministry of  Financial  Services and
         Investments,  evidence  reasonably  satisfactory  to the  Government  in  support of the dollars actually invested in, or committed to, Phase III."

4.     FURTHER ASSURANCE

The parties to this  Supplement  will do all acts and things and sign and  execute all  documents and deeds  requisite for the purpose of  implementing  the terms of this  Supplement in such form and to such effect as the other party may reasonably require.

5.     MUTUAL WARRANTY AND ACKNOWLEDGMENT

Each of the parties warrants its power and authority to enter into this Supplement.

6.     PREVIOUS HEADS OF AGREEMENT

Save as amended  herein,  the remaining terms and conditions of the 2003 HOA shall remain in full force and effect. The term "Phase III" shall be amended as contemplated herein.

7.     GOVERNING LAW AND JURISDICTION

This Supplement  shall be governed by the laws of the said  Commonwealth of The Bahamas and in the event  that any suit or legal  action is  commenced  by either  party,  the  other  party  agrees, consents and submits to the  exclusive,  jurisdiction  of the courts of the said  Commonwealth  of
The Bahamas.

                                                           [Signature page to follow]

                                            THE GOVERNMENT OF THE COMMONWEALTH OF THE BAHAMAS

                                            By: /s/ Wendell Major
                                            --------------------------------------
                                            Name: Wendell Major

                                             Title: Secretary of the National Economic Council

                                             in the presence of

                                            KERZNER INTERNATIONAL LIMITED

                                            By: /s/ Howard B. Kerzner
                                            --------------------------------------
                                            Name: Howard B. Kerzner
                                             Title: Chief Executive Officer